Mail Stop 4561

      February 16, 2007



David Dorr
Life Exchange, Inc.
2001 Biscayne Blvd., Suite 2102
Miami, FL  33137

Re:	Life Exchange, Inc.
	Form 10-SB
	File No. 0-52394
      Filed January 9, 2007

Dear Mr. Dorr:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-
day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Overview and Corporate History, page 2

2. In the fourth paragraph on page 3, please revise the disclosure to clarify the reference to "potential deal-flow."

The Viatical and Life Settlement Industry, page 4

3. Please provide us documentation that supports the disclosures regarding industry statistics, including those disclosed in paragraph two on page four. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

Our Products and Services, page 6

4. Please disclose when your electronic exchange became operational and began to generate revenues.

Fee Structure, page 6

5. Please revise to clarify, if true, that you have not yet generated any significant revenue from your "primary revenue streams." We note the disclosure on page 17 under MD&A.

Government Regulation, page 10

6. We note that you have focused your regulatory disclosure on Florida since it has "some of the most stringent licensing requirements." Where the Florida regulations materially differ from the NAIC Model Act, please include appropriate disclosure.

Item 2.  Management`s Discussion and Analysis or Plan of Operation

7. Throughout MD&A, you refer to quarters during 2006 and 2007. Specifically in the section titled "Operating Cash Requirements" on page 21 of your document. Since your fiscal year end differs from the calendar year end, please revise to clarify what periods are covered by your references to 2006 and 2007.

Overview and Plan of Operations, page 17

8. We are unable to recalculate your net working capital deficit as of September 30, 2006. Please advise us as to how you calculated this amount.

9. Your statement here that, "Accordingly, we will need to obtain outside debt and equity financing to continue operations," appears inconsistent with your statement at page 21 that, "Life-Exchange estimates that it has sufficient cash reserves to continue operations through the end of the first quarter of 2007." Please reconcile these statements.

Sales and Marketing, page 18

10. We note that you have entered into contracts with five life settlement broker firms and seven life settlement provider firms. Please provide a more detailed description of these contracts, including the parties` material rights and obligations and any compensation or other consideration payable under the agreements. Also, please disclose the duration of these contracts. Please file the contracts as exhibits to the registration statement or tell us why you believe they are not required to be filed under Item 601(b)(10) of Regulation S-B.

11. Please explain the term "General Agencies" on page 19.

Continuing Operations, Liquidity and Capital Resources, page 21

12. We note your disclosure here and at page 22 that you had cash and cash equivalents of $4,930 as of June 30, 2006. However, based on review of your financial statements for the period ended June 30, 2006, it appears that you had a bank overdraft of $1,523. Please advise or revise your disclosure as appropriate.

13. Please revise to include a discussion of the results of operations for the quarter ended September 30, 2006 in comparison to the results for the same period in the prior year, or tell us how you determined such a discussion was not required.

14. Please provide additional disclosure regarding the source of your revenues. For example, please disclose which of the three primary revenue sources discussed on page six contributed to these aggregate revenues.

Liquidity and Capital Resources, page 22

15. We are unable to recalculate the $337,776 of contributed capital which you state is included in Shareholders` equity as of June 30, 2006. Please advise us as to how you calculated this amount.

16. Please disclose any financings obtained subsequent to September
30, 2006.

Risk Factors, page 23

17. Please advise us why you believe you are entitled to the safe-harbor provisions of the Private Securities Litigation Reform Act of
1995. We note that at the time this Form 10-SB was filed you were not subject to the reporting requirements of Section 13(a) or Section
15(d) of the Exchange Act.

Our Stock is Thinly Traded..., page 28

18. In a number of instances throughout this Form 10-SB, including in this risk factor and the following risk factor, you refer to the applicability of the penny stock rules. Please revise these disclosures so that they consistently disclose whether your stock is subject to these rules.

Stockholders are subject to potential dilution..., page 30

19. Please revise this risk factor to disclose that you need additional capital, as disclosed on page 18.

Security Ownership of Certain Beneficial Owners and Management,
page
30

20. Please disclose the natural persons that control the voting and dispositive powers of the shares held by Vantage Group, Ltd.

21. Please clarify the reference to footnote (a) in connection with
Brian Dorr`s ownership amount. In addition, please clarify whether the 4,500,000 shares owned by Ms. Whitehead includes the shares referenced in footnote (4).

22. Footnote (2) indicates that you had an aggregate of
180,215,000
common shares outstanding as of June 30, 2006. Please reconcile this disclosure with disclosure on page 35 and in the financial statements indicating that the number of common shares outstanding was 176,715,000.

Directors and executive officers, promoters and control persons, page
32

23. Please briefly describe the business experience of each of your officers and directors during the past five years. Refer to Item
401(a)(4) of Regulation S-B.

24. Please disclose when Brian Dorr and Jean-Marc Golden joined
Life
Exchange and the name of Brian Dorr`s previous employer.

Executive Compensation, page 33

25. It appears from your disclosure that your directors earned a salary of approximately $6,000 each for their services for the year ended June 30, 2006. Please confirm for us that this amount represents the fair value of all services rendered. To the extent that it does, explain to us what additional services are being rendered for the year ended June 30, 2007 to justify the increase in salary. Reference is made to SAB Topic 1B. Additionally, tell us what consideration you have given to disclosing this information in your financial statements.

Certain Relationships and Related Party Transactions, page 35

26. Since it is not clear what part of Item 5 is responsive to Item
7, please address the requirements of Item 7 in this section. The disclosure should include the patent contribution in 2004 and the founder share issuances.

Market Information, page 36

27. Please update this information to the most recent date practicable.

Recent Sales of Unregistered Securities, page 38

28. Five of the December 22, 2005 stock issuances relate to the issuance of common stock "valued at $0.00." Please advise us why these shares had no value.

Financial Statements for the fiscal year ended June 30, 2006

General

29. We note your disclosure at page 24 that you are a development-stage business. Accordingly, please explain to us how you considered
the need to include the disclosures required under paragraphs 10-
12
of SFAS 7.

30. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Statements of Revenue and Expense, page F-3

31. Explain to us how you calculated the weighted average shares outstanding used in determining earnings per share. Based on your Statements of Changes in Shareholder`s Equity, this amount appears to be gross amount of shares outstanding at year end rather than a weighted average.

Statements of Changes in Shareholders` Equity, page F-4

32. Please revise to include additional detail of your share issuances during the year, including a break down of share issuances by purpose.

Note A - Summary of Significant Accounting Policies

Company Background, page F-6

33. Please revise to clarify for which entity the historical financial statements are presented. Additionally, confirm for us that this entity had no operations for the fiscal year ended June
30,
2005.

34. We are unclear how you have accounted for the stock exchange transaction that occurred on December 22, 2005. Tell us how many shares of the nominal acquiree were acquired as part of the transaction and how you calculated the exchange ratio used to account for the transaction. Additionally, as it appears that the transaction is being accounted for as a recapitalization, it is unclear why you have not presented the effects of this transaction in the opening balances in your Statements of Changes in Shareholders`
Equity.

35. We note from your disclosure here and at page 41 that you issued a total of 45,000,000 shares to The Vantage Group for $320,000. This differs from the purchase price indicated in the Stock Purchase Agreement filed as Exhibit 10.1 of $500,000. Please explain this difference and tell us how you have recorded such share issuances in the financial statements.

Note E - Leases and Commitments, page F-13

36. Please tell us whether you have accrued the amounts due to your prior CEO through December 2006 in the financial statements and, if so, where such amounts are recorded. In your response, explain to us whether the employee is required to render service beyond a minimal retention period in order to receive the benefit. Reference is made to SFAS 146.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Amanda
Jaffe at (202) 551-3473 or Robert Telewicz at (202) 551-3438.
Direct
any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3780.



	Sincerely,



	Karen J. Garnett
	Assistant Director




David Dorr
Life Exchange, Inc.
February 16, 2007
Page 1